N E W S R E L E A S E

December 11, 2006 News Release 06-41	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SIGNIFICANT GOLD RESOURCE OUTLINED AT SNOWFIELD PROJECT

Vancouver, B.C. - Silver Standard Resources Inc. is pleased to report a significant increase in its exposure to gold as a result of diamond drilling at the Snowfield gold project in northern British Columbia. The property is located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

The following block model resource estimate is based on 27 diamond drill holes completed in 2006 and two re-sampled historical holes totalling 6,485 meters, as well as 13 trenches totalling 114 meters of surface chip sampling, at a cut-off grade of 0.5 grams of gold per tonne. The estimate was prepared by James A. McCrea, P.Geo., an independent qualified person, as defined by Canada’s National Instrument 43-101.

 Snowfield Gold Resource Summary - December 2006
(Based on a cut-off grade of 0.5 grams of gold/tonne)

Category	Tonnes (in thousands)	Gold Grade (in g/tonne)	Gold Grade (in oz/ton)	Molybdenum Grade (in %)	Contained Gold (in ounces)
Measured	11,896	1.45	0.042	0.010	554,600
Indicated	37,462	1.49	0.043	0.013	1,798,200
Inferred	14,664	1.41	0.041	0.012	665,300

In addition, a higher grade core was identified using a cut-off grade of 1.5 grams of gold per tonne.

Snowfield Gold Resource Summary
(Based on a cut-off grade of 1.5 grams of gold/tonne)

Category	Tonnes (in thousands)	Gold Grade (in g/tonne)	Gold Grade (in oz/ton)	Molybdenum Grade (in %)	Contained Gold (in ounces)
Measured	4,707	2.02	0.059	0.009	305,600
Indicated	15,373	2.09	0.060	0.014	1,032,500
Inferred	5,558	1.96	0.057	0.012	349,900

The Snowfield gold project is open in all directions and some deeper holes ended in mineralization. A follow-up program of infill and extension drilling is planned for the summer of 2007. For summaries of significant drill intersections, see the company’s news releases dated September 25, October 23 and November 22, 2006. A surface plan, long section and cross-section are posted with the November 22 news release on the company’s web site at www.silverstandard.com.

Gold-molybdenum mineralization at Snowfield occurs in a zone of pyritic quartz-sericite-chlorite schists that likely represent Jurrassic-age intermediate volcanic rocks. Of particular note is the consistency in grade of the mineralized material both along strike and downdip. This consistency, along with the fact that the mineralization occurs at surface and is confirmed in trench sampling, has resulted in a significant proportion of the mineralized material reporting in the measured and indicated categories. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Snowfield.

As a result of favorable market conditions, Silver Standard has sold certain of its marketable securities and now has $230.5 million in cash, $31.3 million in silver bullion and $38.2 million in marketable securities, for total liquidity of $300.0 million with no debt. (SSRI-SN)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.